June 9, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          Writers’ Group Film Corp.
Registration Statement on Form S-1 – 3rd amendment
File No. 333-156832
Filed on April 29, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of May 11, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A4, to aid in your re-review of our filing.

1.
Our first private placement occurred from March 10 – August 31, 2008. That was conducted pursuant to Rule 504 of Regulation D.  Rule 504 was applicable to this placement as we were not subject to any reporting requirements at the time, we raised less than $1,000,000, we did no general advertising and approached only those people with whom we had established a prior relationship, and we are not a blank-check company or a company with no specific business plan.

We erroneously relied on Rule 504 for both our second private placement, conducted from July 20 -August 15, 2008, and our third private placement, conducted from December 15, 2008 – January 19, 2009. As we discussed in great detail in our earlier response letter of March 3, 2009, these two offerings were conducted in reliance upon Section 4(2) of the Securities Act of 1933, rather than any specific Rule or Regulation promulgated thereunder.

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

These two offerings offered and sold shares only to people already intimately familiar with the officers of the company and its business. The offerings raised relatively little money (less than $20,000 in cash and services combined), and no advertising or general promotion was involved. The July/August 2008 offering had six subscribers, one of whom was already a shareholder. The December 2008/January 2009 offering also had six subscribers, three of whom were already shareholders.

The two Form Ds we filed – one filed on January 14, the other on January 15, 2009 – probably should be rescinded, or amended to reflect the reliance on 4(2), but the EDGAR system and Form D will not allow such changes.

We have made changes throughout the Form S-1 filing to correct any erroneous references to Rule 504 as it relates to either the second or thrid private placement offering.

2.
Under our risk factor entitled “We Are Contemplating Issuing Shares Under An Equity Line of Credit”,  we clearly disclosed that an equity line has not been and may never be finalized or executed and there is no assurance we will enter into such an agreement, and that there is no guarantee our application of rlisting on the BB will be approved, as requested.

3.
We clarified our risk factor entitled “We May Face Liability As a Result of Our Products…” to disclose that we may face liability for products that we may disseminate both through our website, as well as outside of it, as requested.

4.
We filed an amendment to our post-effective amendment filed in December of 2008, to accurately state the number of shares sold through the S-1 made effective in 2008, and to deregister the correct number of unsold shares, as requested.

5.
The name of the consultant who received 2,375,000 shares of stock in exchange for consulting services is Gale D. Voight, a Los Angeles-area businessman who spent some time with us discussing educational and industrial video production as a possible avenue for revenues while we pursued our primary mission of entertainment product production. We disclosed this under our section “Organization Within Last Five Years”. We also disclosed that the other 156,000 shares issued in our first private placement to consultants was divided among three consultants – Allison Lukert, James M. Douglass and David Aranovich – for consulting in the area of the entertainment industry and the filmmaking process. We did not sign a consulting contract with any of these consultants. We reviewed Item 404 of Reg S-K but found that disclosure pursuant to this Item was unnecessary as none of these consultants are related persons as defined in that Item.

6.
We disclosed the nature and value of services rendered in exchange for the securities provided in our public and two most recent private offerings, as requested, as well as the amount paid to us in cash in connection with each offering, as requested.

7.
We revised throughout our document to make clear that the escrow funds will under no circumstances be paid to the actor or director and that the film must achieve full funding in order for the actor or director to be paid at all, as requested.

8.	We added a cross-reference to our MD&A section under our “Web-Based Programming” heading, to discuss our plans for financing of our web-based entertainment products, as suggested.

9.
We disclosed, in our “Distribution and marketing – discussion of Writers’ Assistants” heading, that we are not aware of an industry standard on producer’s rep fees, but we added some disclosure of what our management team has personally seen in the past, just to give a general range that may be helpful to a reader in our investment community.

10.
We revised the table under our “Selling Stockholders” section by combining shareholders who invested twice or three times into one entry each, so the total number of selling stockholders, 43, matches our disclosures in the “Market for Common Equity and Related Stockholder Matters” section.

11.	We revised our “Market for Common Equity…” section to make it clear that three of our selling stockholders – basically the members of our management team – are affiliates.

12.
We considered the financial statement update requirements of Rule 8-08 of Regulation S-X, as requested, and are including our annual audited statements for fiscal year ended March 31, 2009. Accordingly, we have updated our figures throughout the prospectus to reflect our latest numbers available.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

Tal L. Kapelner
President